Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

December 6, 2013

VIA EDGAR

Mr. John Ganley

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Shares ETF Trust (File Nos. 333-150525 and 811-22201)
Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Ganley:

The following are responses to the comments that we received from you by telephone on November 19, 2013, regarding Post-Effective Amendment No. 91 to the Registration Statement on Form N-1A for the Direxion Daily China Bull 3X Shares and the Direxion Daily China Bear 3X Shares (the “Funds”), each a series of the Direxion Shares ETF Trust (“Trust”) that was filed with the Securities and Exchange Commission (“SEC”) on October 3, 2013. Your comments and the Trust’s responses are set forth below.

The Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its registration statement; (2) SEC Staff (“Staff”) comments or changes to disclosure in response to Staff comments in the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its registration statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Prospectus

1.	In the first paragraph of each Fund’s investment strategy please clarify how the Funds use swaps, futures and other derivatives to gain exposure to the securities that comprise each Fund’s respective index. To the extent that each Fund invests in money market funds, please make the discussion of each Fund’s investments in money market funds more prominent in each Fund’s investment strategy.

The first paragraph of each Fund’s investment strategy indicates that each Fund uses financial instruments, such as swaps, futures and other derivatives to gain exposure to its Index. The Trust believes that this disclosure indicates prominently that each Fund will utilize derivatives, such swaps and futures, to gain exposure to its index. With regard to the disclosure of each Fund’s investments in money market funds, each Fund will add the following underlined language to the third sentence of the first paragraph in each Fund’s investment strategy:

Securities and Exchange Commission

December 6, 2013

Direxion Daily FTSE China Bull 3X Shares

The Fund, under normal circumstances, creates long positions by investing at least 80% of its assets in the securities that comprise the FTSE China 25 Index (“Index”) and/or financial instruments that provide leveraged and unleveraged exposure to the Index. These financial instruments include: futures contracts; options on securities, indices and futures contracts; equity caps, floors and collars; swap agreements; forward contracts; short positions; reverse repurchase agreements; exchange-traded funds (“ETFs”); and other financial instruments. On a day-to-day basis, the Fund invests the remainder of its assets in money market funds or short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles, including U.S. government securities and repurchase agreements.

Direxion Daily FTSE China Bear 3X Shares

The Fund, under normal circumstances, creates short positions by investing at least 80% of its assets in: futures contracts; options on securities, indices and futures contracts; equity securities; equity caps, floors and collars; swap agreements; forward contracts; reverse repurchase agreements; exchange-traded funds (“ETFs”); and other financial instruments that, in combination, provide leveraged and unleveraged exposure to the FTSE China 25 Index (“Index”). On a day-to-day basis, the Fund invests the remainder of its assets in money market funds or short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles, including U.S. government securities and repurchase agreements. The Fund does not invest in equity securities.

2.	In each Fund’s summary section under “Principal Risks” and in the corresponding statutory section of the Prospectus under “Additional Information Regarding Risks”, please consider specifically referencing Hong Kong in the “Valuation Time Risk” since the securities included in the FTSE China 25 Index are primarily traded on the Hong Kong Hang Seng Index.

The Trust notes that each Fund will eventually be included in the Trust’s joint prospectus that includes over 100 individual funds, each with valuation issues that reach beyond Hong Kong. Accordingly, the Trust believes that providing general disclosure provides greater clarity to shareholders, as adding Hong Kong for these Funds would necessitate adding similar disclosure for each of the Trust’s other funds, which would be inefficient from both a cost and time perspective. Accordingly, it is the Trust’s preference is to provide general disclosure with respect to Valuation Time Risk.

3.	In the “Average Annual Total Returns” table for each Fund, please present the performance of the Funds’ previous index, the Bank of New York Mellon China Select ADR Index, in accordance with Item 4 of Form N-1A.

The Trust has added the requested disclosure.

Securities and Exchange Commission

December 6, 2013

4.	In the Direxion Daily FTSE China Bear Fund’s “Annual Fund Operating Expenses” table, please confirm whether “Other Expenses” reflects dividend payments on short sales or interest expenses on borrowing and, if so, please consider adding a footnote to that affect.

The Trust notes that the Fund intends to achieve its investment objective by obtaining short exposure to the FTSE China 25 Index by utilizing future and forward contracts. The Trust confirms that these types of financial instruments do not pay dividends, accordingly expenses for dividend payments on short sales are not incurred, and are therefore not reflected in the “Other Expenses” line item in the table. Additionally, shorting these types of financial instruments does not require the Fund to pay interest related to borrowing, and, accordingly, the Trust confirms that expenses related to borrowing are also not reflected in the “Other Expenses” line item.

5.	In the “Portfolio Turnover” section for the Direxion Daily FTSE China Bear Fund, please confirm that a portfolio turnover of 0% for the Fund is accurate.

The Trust confirms that a 0% portfolio turnover for the fiscal year ended October 31, 2012 for the Direxion Daily FTSE China Bear Fund is accurate. The Trust notes that, as disclosed in the “Portfolio Turnover” section, the portfolio turnover rate is calculated without regard to cash instruments or derivative transactions and that, if the Fund’s extensive use of derivatives was reflected, the Fund’s portfolio turnover rate would be significantly higher.

6.	Please clarify the purpose of the disclosure found under the “Payments by Rafferty” section of the statutory Prospectus.

The Trust notes that it has reviewed the aforementioned disclosure and determined that it is currently not applicable. Accordingly, the Trust has removed the disclosure referenced above.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Eric S. Purple (202-778-9220) or Nicole Trudeau (202-778-9189) at K&L Gates LLP.

Sincerely,

Direxion Shares ETF Trust

/s/ Eric W. Falkeis
Name: Eric W. Falkeis
Title: President

cc:	Eric S. Purple, K&L Gates LLP
Angela Brickl, Rafferty Asset Management LLC